Exhibit (a)(5)(C)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the Offer to Purchase dated April 20, 2005, and the accompanying letter of transmittal and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the tender offer would violate that jurisdiction's laws.

                      Notice of Offer to Purchase for Cash
                   up to 1,739,130 Shares of its Common Stock at a Purchase Price Not Greater Than $28.75
                        Nor Less Than $25.00 Per Share by

                          Delta and Pine Land Company

     Delta and Pine Land Company, a Delaware corporation (the "Company"), invites holders of its common stock, par value $0.10 per share, to tender their shares at prices they specify within the range of not greater than $28.75 nor less than $25.00 per share (the "Price Range"), subject to the conditions set forth in the Offer to Purchase dated April 20, 2005 (the "Offer to Purchase") and the accompanying letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer). On the terms and subject to the conditions of the tender offer, the Company will determine the single per share price within the Price Range, net to tendering stockholders in cash, without interest, that the Company will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. The Company will pay the same price per share for each share of common stock purchased in the tender offer. The Company will select the lowest purchase price that will allow it to purchase 1,739,130 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices within the Price Range. The Company reserves the right in its sole discretion to purchase more than 1,739,130 shares in the tender offer, subject to applicable law. The Company will purchase all shares properly tendered at prices at or below the purchase price determined by the Company and not properly withdrawn at the purchase price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions described in the Offer to Purchase. If more than 1,739,130 shares are tendered at or below the purchase price, the Company will purchase all shares tendered at or below the purchase price on a pro-rata basis, except for "odd lots" (lots held by owners of less than 100 shares), which the Company will purchase on a priority basis as more fully described in the Offer to Purchase, and except for shares that were conditionally tendered and for which the condition was not satisfied. The Company will not purchase shares tendered at prices greater than the purchase price or shares that the Company does not accept for purchase because of proration provisions or conditional tenders. Shares not purchased in the tender offer will be returned to the tendering stockholders at the Company's expense promptly after the expiration of the tender offer. The tender offer is not conditioned upon the receipt of financing nor on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions.

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THE TENDER OFFER,  PRORATION  PERIOD AND WITHDRAWAL  RIGHTS WILL EXPIRE AT 12:00
MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 17, 2005, UNLESS THE COMPANY EXTENDS THE TENDER OFFER.
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     The Company will make payment for shares  tendered and accepted for payment pursuant to the tender offer only after the Depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the Depositary's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, or an agent's message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

     The Company believes that the tender offer is a prudent use of its financial resources, given its strong cash position and expected future cash flows, business profile, assets and the current market price of its common stock. The tender offer represents an opportunity for the Company to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders' proportionate interest in the Company.

     The Company's Board of Directors has approved the tender offer. However, neither the Company, its Board of Directors nor the dealer manager makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. The Company has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender and the price or prices at which to tender. The Company has been advised that of its directors and executive officers, one executive officer intends to tender a portion of his shares in the tender offer.

     The Company reserves the right to extend the tender offer at any time and from time to time, by giving oral or written notice of such extension to the Depositary. The Company will announce such an extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The term "expiration date" means 12:00 Midnight, New York City time, on Tuesday, May 17, 2005, unless the Company, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term "expiration date" shall refer to the latest time and date at which the tender offer, as so extended by the Company, shall expire.

     Tenders of shares are irrevocable, except that tenders of shares in the offer may be withdrawn at any time prior to the expiration date and, unless accepted for payment by the Company pursuant to the tender offer after the expiration date, shares may also be withdrawn at any time after 12:00 midnight, New York City time, on Wednesday, June 15, 2005. For a withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at the Depositary's address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the Offer to Purchase), unless the shares have been tendered for the account of an eligible guarantor institution. If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility's procedures.

     The Offer to Purchase and letter of transmittal contain important information which should be read before stockholders decide whether to accept or reject the offer. They will be mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholders list (or, if applicable, who are listed as participants in a clearing agency's security position listing) for transmittal to beneficial owners of shares.

     The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference in this notice.

     Please contact the information agent or the dealer manager set forth below with any questions or requests for assistance. Please contact the information agent for additional copies of the Offer to Purchase, the accompanying letter of transmittal, and other tender offer materials. They will furnish copies promptly at the Company's expense.

                 The Information Agent for the Tender Offer is:

                             Georgeson Shareholder

                           17 State Street, 10th Floor
                            New York, New York 10004
                     Banks and Brokers Call: (212) 440-9800
                    All Others Call Toll Free: (800) 561-4184

                   The Dealer Manager for the Tender Offer is:

                               UBS Securities LLC
                                 299 Park Avenue
                            New York, New York 10171
                          Attn: Equity Capital Markets
                              Call: (212) 821-2100




April 20, 2005